FLOWR EXPANDS INTO GLOBAL MARKETS BY ACQUIRING 19.8% OF LARGE-SCALE
PORTUGUESE AND AUSTRALIAN CANNABIS PRODUCER HOLIGEN

Gains Footprint in EU Market through Company with the
Potential for 500,000 kg of Annual Low-Cost Production

Transaction Highlights

Terms and License Agreement:

  Flowr acquires 19.8% of Holigen.
  Enters into an exclusive termed IP licensing agreement which is expected to significantly accelerate the completion of Holigen’s construction and licensing projects.
  Cash payment of C$6 million.

Massive Scale: Holigen is in the final stages of obtaining a license for one of the most significant cultivation facilities in the developed world which includes an outdoor cultivation license allowing a potential 500,000 kgs of annual capacity on 65 hectares.

Low Production Costs: Large scale outdoor production in Portugal could produce one of the lowest cost cultivation opportunities in the world given Portugal’s climate and workforce in combination with Flowr’s cultivation expertise.

Global Distribution: Holigen is in the final stages of obtaining a license in Portugal allowing export of low-cost cannabis products, providing direct access to EU markets as well as global exports.

Growing Network: Holigen is forming partnerships with major distributors serving Germany, Poland, UK and Ireland and has strong ties to the largest medical cannabis distributor in Australia with distribution channels across 35 countries.

Opportunity: Currently 22 countries in Europe have medical cannabis programs. By 2028, Europe’s medical cannabis market is projected to grow to over C$84 billion and Australia’s cannabis market to over C$11 billion (Source: Prohibition Partners)

“We believe this is a transformative transaction that establishes Flowr as a global player in the cannabis industry,” said Vinay Tolia, Co-CEO of The Flowr Corporation. “We’re using our financial strength and industry-leading cultivation expertise to gain exposure to the rapidly expanding European and Australian markets through Holigen.”

MARKHAM, ONTARIO, DECEMBER 20, 2018 – The Flowr Corporation (“Flowr” or “the Company”) (TSX.V: FLWR; OTC: FLWPF), a Canadian Licensed Producer of premium cannabis products, announced today it has acquired a 19.8% interest in Holigen Limited (Holigen). Flowr will provide, among other things, its cultivation, facility design and construction IP for use by Holigen in the construction of its facilities in Portugal and Australia and for obtaining its final licenses in those territories.

Significant Cultivation Facilities, Potential Low-Cost Production

Holigen is a European-based cannabis company in the process of developing large-scale cannabis cultivation facilities and Good Manufacturing Process (GMP) compliant production facilities that are expected to provide finished medical cannabis products, pharmaceutical ingredients, and plants and seeds to medical cannabis markets globally. Holigen is in the final stages of obtaining one of the largest cultivation licenses in the developed world for outdoor and greenhouse facilities on 72 hectares (7.8 million square feet) in Portugal. This project has been designated a Project of National Interest by the Portuguese government, which ensures special handling and prioritization by government agencies and access to low cost financing.

Benefitting from Portugal’s climate, cost-effective land and labour, and the high crop yields it expects to generate by employing Flowr’s cultivation IP, Holigen could be among the lowest cost producers in the world.

“The combination of Holigen’s strong management team and incredible assets along with our cultivation, design and construction IP will create what we believe will be a worldwide leader in production” said Tom Flow, Co-CEO of Flowr.

Licensing Near Completion, GMP Certification Expected

Holigen expects to complete its licensing process for its first site in Portugal by mid-2019 and expects to be one of the few licensed producers in Europe that will produce products in GMP-compliant facilities.

Holigen has applied for licenses to cultivate, manufacture, distribute, import and export medical cannabis and derived products at two sites. These applications were considered compliant with local regulations by the health authorities in Portugal (INFARMED). Both sites are pending inspections to complete the licensing process. Holigen anticipates licenses to be granted for site 1 by Q2 2019 and site 2 by early 2020. Its Australian facilities have already achieved GMP certifications with respect to the relabeling and release of products. As the fit-out of the facility progresses, Holigen expects to arrange further GMP inspections.

In Australia, Holigen has strong ties to the country’s largest distributor of medical cannabis and holds the following medical cannabis licenses: Cultivation, R&D and Manufacturing from the Office of Drug Control and Drug Control Section Australia (Therapeutic Goods Administration) and GMP License from the TGA. Holigen is in the process of obtaining a New South Wales Schedule 8 pharmaceutical manufacturing license, which is the remaining license it requires.

Development Details

Holigen currently is developing four cultivation facilities in Portugal and Australia along with production and R&D facilities. These sites include:

  A 65 hectare (seven million square foot) outdoor cultivation site in Portugal that is expected to be partly operational in the second quarter of 2019 and fully operation in the first quarter of 2021 with potential production of more than 500,000 kg annually;
  A 294,000 square foot greenhouse facility in Portugal that is expected to begin operating in the first quarter of 2020 with potential production of 110,000 kg annually;
  An indoor facility in Portugal expected to begin production in mid -2019 with a potential capacity of approximately 3,500 kg annually and the potential capacity to extract up to 49 tons of dried product;
  Approximately 90,000 square feet of planned GMP-compliant production facilities integrated into the Portuguese cultivation centers; and,
  A 2.4 hectare site in Sydney suitable for cultivation and manufacturing, which includes a 3,500 square foot indoor cultivation facility with a potential capacity of over 1,000 kg annually.

“We are delighted to be working with Flowr to develop these valuable properties and licenses into one of the leading cannabis franchises in Europe and Australia,” said Pauric Duffy, Holigen’s Co-Founder. “In addition to developing the cultivation facilities, we are hard at work developing medical cannabis brands in our key markets, preparing to leverage the distribution partnerships we are forming, and evaluating alternative product lines like infused beverages.

“Flowr has the high quality, high yield growing technology and experience that we believe will quickly allow Holigen to execute on the very significant licenses we hold and are obtaining in both Portugal and Australia,” said Peter Comerford, Holigen’s Co-Founder. “With the partnerships we are developing, we believe we will be positioned perfectly within the Australian government’s ambitious strategy for significant export of medicinal cannabis announced in January. With the licenses we are obtaining, combined with Flowr’s proven cultivation technology, we believe this transaction places both companies in a unique position to act as a true medicinal cannabis multinational.”

Holigen is led by Messrs. Duffy and Comerford and employs an operational team that includes seasoned pharmaceutical engineers led by Aldo Vidinha. These proven leaders have experience building sizable companies and facilities around the world and in the medical, manufacturing and pharmaceutical industries.

The closing of the transaction is subject to satisfaction of certain customary closing conditions (including any required stock exchange approval).

About Flowr

The Flowr Corporation (TSX.V: FLWR; OTC: FLWPF), through its subsidiaries, holds a cannabis production and sales license granted by Health Canada. With a head office in Markham, ON and a production facility in Kelowna, BC, Flowr builds and operates large-scale, GMP-designed cultivation facilities utilizing its own patented growing systems. Flowr’s investment in research and development along with its sense of craftsmanship and a spirit of innovation is expected to enable it to provide premium-quality cannabis that appeals to the adult-use recreational market and addresses specific patient needs in the medicinal market.

For more information, visit www.flowr.ca Follow Flowr on Twitter: @FlowrCanada; Facebook: Flowr Canada; Instagram: @flowrcanada; and LinkedIn: The Flowr Corporation.

On behalf of The Flowr Corporation:
Vinay Tolia
Co-Chief Executive Officer

Contacts

Media
Jim Walsh: +1.607.275.7141, jwalsh@flowr.ca
Bruce Dunbar: +1.917.756.4065, bdunbar@flowr.ca

Investors
Bram Judd: +1.250.277.2539 ext. 1520, bram@flowr.ca

Forward-Looking Information

This press release includes forward-looking information within the meaning of Canadian securities laws regarding Flowr, Holigen and their respective businesses, which may include, but are not limited to: the transactions described herein, the production capacity of Holigen, the cost of production of Holigen, the IP licensing agreement accelerating the completion of Holigen’s construction and licensing projects, the scale of Holigen, including with respect to Holigen having one of the most significant cultivation facilities in the development world, Portugal providing Holigen with the climate and workforce, in combination with Flowr’s cultivation expertise, to produce one of the lowest cost cultivation operations, the status of Holigen’s licensing process, including the timing of receipt of all required licenses, Holigen being able to export low-cost cannabis and having direct access to EU markets and global markets, the partnerships Holigen is forming with distributors in Germany, Poland, the UK and Ireland, the transaction proving to be transformative for Flowr, the use of Flowr’s financial strength and industry leading cultivation expertise gaining it exposure to the European and Australian markets through Holigen, Holigen’s facilities, Holigen seeking to have GMP compliant facilities, Holigen’s facilities producing finished medical cannabis products, pharmaceutical ingredients, plants and seeds to the medical cannabis market globally, the combination of Holigen and Flowr creating a worldwide leader in production, the dates for inspections and final granting of licenses for Holigen’s facilities and properties, Holigen seeking additional GMP inspections in the future, the completion and operational dates for Holigen’s facilities and properties, including the timing thereof, the production capacity of such facilities and properties, the extraction of dried flower at Holigen’s facilities, the relationship between Flowr and Holigen creating a leading cannabis franchise in Europe and Australia, Holigen working to develop medical cannabis brands, leveraging its distribution partnerships, and evaluating alternative product lines, such as infused beverages, the partnership between Flowr and Holigen allowing Holigen to execute on the licenses it holds and is obtaining, Holigen being perfectly positioned within the Australian government’s export strategy, the transaction placing both companies in a unique position to act as a true medical cannabis multinational, Flowr’s investment in research and development along with its sense of craftsmanship and spirit of innovation enabling it to provide premium-quality cannabis that appeals to the adult-use market and addresses specific patient needs in the medicinal market and other factors. Often, but not always, forward-looking information can be identified by the use of words such as “potential”, “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Flowr’s management and are based on assumptions and subject to risks and uncertainties. Although Flowr’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Flowr, including risks relating to the failure to obtain regulatory approvals, the failure to complete the transaction described herein, including as a result of certain conditions not being satisfied, risks relating to the use of Flowr’s or Holigen’s products, risks relating to the markets in which Flowr and Holigen operate and/or distribute their respective products, possible failure to realize the anticipated benefits of the transaction described herein, risks associated with the license agreement described herein, including Holigen’s breach of such agreement or the infringement of third party IP rights, the reliance on information provided by Holigen about its business and plans, risks associated with the transaction, including the inability of Holigen to complete its licensing process or construct its facilities or properties as a result of a lack of funding, the production capacity of Holigen being less than expected, thus impacting revenues and earnings, the cost of production of Holigen being more than expected, resulting in lower earnings, the IP licensing agreement not accelerating the completion of Holigen’s construction and licensing projects, the scale of Holigen not being as significant as described herein, Holigen not having one of the most significant cultivation facilities in the development world, or competitors being able to construct and operate comparable facilities and properties, Portugal and Flowr failing to provide Holigen with the climate, workforce and cultivation expertise, as applicable, to produce one of the lowest cost cultivation operations, Holigen’s licensing process being delayed or not completed, Holigen not being able to export low-cost cannabis and not having direct access to EU markets and global markets, which would materially impact revenues and earnings, Holigen failing to form partnerships with distributors in Germany, Poland, the UK and Ireland, the transaction not proving to be transformative for Flowr, Flowr’s financial strength and industry leading cultivation expertise and partnership with Holigen not enabling Flowr to gain exposure to the European and Australian markets, risks associated with Holigen’s facilities, Holigen not being able to construct and license GMP compliant facilities, which could impact the ability to sell products where such compliance is required, Holigen’s facilities not producing finished medical cannabis products, pharmaceutical ingredients, plants and seeds that can be distributed globally, the combination of Holigen and Flowr failing to create a worldwide leader in production, the dates for inspections and final granting of licenses for Holigen’s facilities and properties being delayed and/or not being completed, Holigen failing to complete, or failing to achieve the operational dates for, its facilities and properties, the production capacity of such facilities and properties not being achieved, which could materially impact the value of Holigen, the inability to extract dried flower at Holigen’s facilities, the relationship between Flowr and Holigen failing to create a leading cannabis franchise in Europe and Australia, Holigen’s inability to develop medical cannabis brands, leveraging its distribution partnerships, or evaluating alternative product lines, such as infused beverages, the partnership between Flowr and Holigen not benefiting Holigen in executing on the licenses it holds and is obtaining, Holigen failing to participate in the Australian government’s export strategy or being delayed in participating in such opportunity, Holigen and Flowr not being in a unique position to act as a true medical cannabis multinational, Holigen’s inability to grow the amount of cannabis described herein, which could adversely impact revenues, the fact that the facilities described herein may not include all the elements described in this press release, which could adversely impact the partnership described herein, Flowr not being able to sustain its competitive advantage in cultivation and being unable to remain at the forefront of industry innovation, whether as a result of failed construction of the facilities described herein or otherwise, Flowr not being able to meet demand or fulfill purchase orders, which could materially impact revenues and its relationships with purchasers, Flowr requiring additional financing from time to time in order to continue its operations or assist Holigen with its licensing and construction projects, and such financing may not be available when needed or on terms and conditions acceptable to the Company, new laws or regulations adversely affecting the Company’s business and results of operations, results of operation activities and development of projects, project cost overruns or unanticipated costs and expenses, the inability of Flowr’s products to be high quality, the inability of Flowr to produce and distribute premium, high quality products, the inability to supply products or any delay in such supply, Flowr’s securities, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), the cannabis industry and the regulation thereof, the failure to comply with applicable laws, risks relating to partnership arrangements, possible failure to realize the anticipated benefits of partnership arrangements, product launches (including, without limitation, unsuccessful product launches), the inability to launch products, Flowr not being able to provide premium quality cannabis that appeals to the adult-use market and addresses specific patient needs in the medicinal market, the failure to obtain regulatory approvals, economic factors, market conditions, risks associated with the acquisition and/or launch of products, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Flowr’s and Holigen’s products), general economic and stock market conditions, risks and uncertainties detailed from time to time in Flowr’s filings with the Canadian Securities Administrators and many other factors beyond the control of Flowr. Although Flowr has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking information speaks only as of the date on which it is made and Flowr undertakes no obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

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